United States securities and exchange commission logo





                            November 15, 2021

       Roger Hamilton
       Chief Executive Officer
       Genius Group Ltd.
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 20,
2021
                                                            File No. 333-257700

       Dear Mr. Hamilton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2021 letter.

       Amendment No. 2 to Registration Statement on Form F-1 Filed October 20, 2021

       Prospectus Summary
       Overview
       Our Company, page 5

   1. We note your revised disclosure in response to comment 3, and reissue the comment in part. Please enhance
your disclosure in this section to explain how your entrepreneur curriculum relates to
the businesses of Education Angels, E-Square, and University of
                                                        Antelope Valley. In
particular, please tell us why a childcare program for 0-5 year-olds
                                                        (Education Angels), a
school with general education curriculum for pre-primary and secondary school
programs (E-Square) and a university with a general education program
                                                        (University of Antelope
Valley) are actually specific entrepreneur education programs.
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group  Ltd.
Comapany 15,
November  NameGenius
              2021     Group Ltd.
November
Page 2    15, 2021 Page 2
FirstName LastName
2. We note your amended disclosure in response to comment 4, and that you plan to "continue acquiring education companies that have courses, faculty and communities . .
         . often with established third-party accreditations." We also note that your financial growth model discussed on page 70 states that your growth strategy involves growth by acquisition of education companies that add accreditation and the chart on page 125 indicates that you intend to acquire companies with government accreditation. To provide additional context for investors, please enhance your disclosure to explain what it means for education companies to be established with third-party accreditations or for you to acquire education companies that add accreditation or government accreditation, including the specific standards under which such education companies would be accredited.
A Brief History, page 9

3. We are still considering your response to prior comment 6, and may have additional comments on your accounting policy and related accounting treatment for your common control acquisition transactions.
Key Business Metrics
Education segment - Genius Group (including IPO Acquisitions), page 25

4. We note your response to comment 7, and reissue the comment in part. Please revise the operating data tables in this section to clarify whether the conversion rate applies to any of your other businesses in addition to GeniusU Ltd and Property Investors Network. In this regard, the operating data table for the six months ended June 30, 2021 for the "Education
         Segment -- Genius Group (including IPO Acquisitions)" on page 25 shows that
         "conversion rate average" is used only for Entrepreneur Resorts and PIN. By contrast, the operating data table for the year ended December 31, 2020 for the "Education Segment --
         Genius Group (including IPO Acquisitions)" on page 26, suggests that "conversion rate" is applicable to not only Entrepreneur Resorts and PIN, but also every other company within the group. Please revise to reconcile these inconsistencies.
5. We note your response to comment 8, and reissue the comment in part. Please explain why you present operating data for Adjusted EBITDA margin and Net Income (Loss)
         Margin for the six months ended June 30, 2021, but do not present it for fiscal 2020.
         Please also explain why you have not included operating data for Adjusted EBITDA and
         Net Income (Loss), even though your disclosure on page 76 suggests that you use
         Adjusted EBITDA as a key business metric. In addition, please revise your disclosure in this section to disclose whether the method for calculating the operating data presented on pages 25-26 is the same for all businesses. To the extent it varies, please highlight this fact so that investors understand whether the data is comparable across businesses.
Use of Proceeds, page 50

6. You note that you intend to use a portion of the net proceeds for "strategic acquisitions to cover the cash portion of the acquisition costs for the IPO Acquisitions." Please revise
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group  Ltd.
Comapany 15,
November  NameGenius
              2021     Group Ltd.
November
Page 3    15, 2021 Page 3
FirstName LastName
         your disclosure in this section to specify the precise amount of proceeds that will be used for each acquisition. See Item 3.C. of Form 20-F.
Dilution, page 54

7. Please revise your computation of pro forma net tangible book value per share as of June
         30, 2021 to include the 2,091,246 shares to be issued with respect to the closing of the
         IPO Acquisitions.
Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO
Acquisitions)
Profit and Loss For the Year Ended December 31, 2020, page 59

8. The pro forma gross profit of $5,757 reflected in your statement of profit and loss appears to be incorrect based upon the pro forma sales amount of $24,191 and pro forma cost of goods sold of $8,169. Please advise or revise.
Footnotes relating to the Financial Statements above, page 62

9. Reference is made to footnote (5). Please revise the footnote reference in the table at the top of page 63 to indicate that the "adjustment to goodwill" is explained in footnote (7)
         rather than footnote (6).
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics and Non-IFRS Financial Measures
Key Business Metrics, page 73

10. We note your amended disclosure in response to comment 16, and reissue the comment.
         Please amend to quantify the metrics discussed in this section and discuss each metric's applicability to each of the companies within your group, including the IPO Acquisitions.
         In doing so, please also discuss the specific reasons why each individual metric provides meaningful information to investors, given the fact that each company within your group appears to contribute to your revenue and generates revenue in different ways.
11. We note your amended disclosure in response to comment 17, and reissue the comment.
         As previously mentioned in comment 17, we note that you provide operating data for
         Entrepreneur Resorts under your education segment in the operating data on pages 25-26, including number of students, number of paying students, number of partners, education revenue, revenue from new paying students, new paying students, and total paying students. We also note your disclosure indicates that groups attend courses at your
         Entrepreneur Resorts venues that take place on GeniusU. While your amended disclosure on page 26 indicates that "Entrepreneur Resorts earns revenue from course fees for education programs, both online and in-person," your disclosure is still unclear as to how Entrepreneur Resorts is able to generate such revenue when your disclosure throughout the rest of the filing appears to suggest that all of the online and in-person courses that are hosted at your Entrepreneur Resorts venues take place on GeniusU and
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group  Ltd.
Comapany 15,
November  NameGenius
              2021     Group Ltd.
November
Page 4    15, 2021 Page 4
FirstName LastName
         are GeniusU education courses. It, therefore, appears that such course fees should only be accounted for as education revenue generated under your GeniusU business. As such, please revise your disclosure accordingly or explain how both Entrepreneur Resorts and
         GeniusU generates revenue under your education segment from in-person and online courses hosted at Entrepreneur Resorts venues, and how certain of the operating data relating to the number of students is relevant to Entrepreneur Resorts. To the extent that you recognize revenue under both the Entrepreneur Resorts and GeniusU businesses from course fees for online and in-person courses hosted at your Entrepreneur Resorts venues, please revise your disclosure here and elsewhere as appropriate to clarify how you account for such revenues under both Entrepreneur Resorts and GeniusU, and further clarify whether any of the abovementioned metrics, such as number of students or new paying students, are accounted for twice in the operating data included in the education segment on pages 25-26 (i.e., accounted for under both Entrepreneur Resorts and
         GeniusU).
12. We note your disclosure on page 73 that the IPO Acquisitions have previously measured students and financial data without necessarily focusing on cost per student or revenue per student, but that they will use the same metrics as GeniusU and Entrepreneur Resorts to measure and grow their businesses. In light of the fact that the IPO Acquisitions have not focused on cost per student or revenue per student, please tell us why you believe it is appropriate to present operating data for the IPO Acquisitions on pages 25-26 related to
         Revenue from New Paying Students, Acquisition Cost per New Paying Student, and
         Average Annual Revenue per New Paying Student.
Business, page 94

13. We note your revised disclosures in response to comment 19, and reissue the comment in part. In this regard, we have the following additional comments based on your revised disclosure:

                Please revise your disclosure on page 105 to discuss how the eight pillars that define
              [y]our entrepreneur education curriculum    relate to the IPO
Acquisitions.

                Please revise the discussion related to your "Genius Learning Methodology" on page
              105 to indicate how the IPO Acquisitions have a learning methodology of
              "Andragogy."

                Please revise your discussion starting on page 108 about your four product groups to indicate not only which of these product groups the IPO Acquisitions' products currently fall under and which of these product groups you intend to integrate their products into following this offering, but also specify which of your Pre-IPO Group businesses offer each of the product groups discussed here.

                We note your amended disclosure on page 108 that you will be integrating
              your    C.L.E.A.R. Philosophy    and structure to your IPO
Acquisitions. Please expand
 Roger Hamilton
FirstName LastNameRoger   Hamilton
Genius Group  Ltd.
Comapany 15,
November  NameGenius
              2021     Group Ltd.
November
Page 5    15, 2021 Page 5
FirstName LastName
              your discussion of this philosophy to describe how each of the IPO Acquisitions will fit into each of the five areas of the philosophy. Also, please explain what you mean by the statement that you will combine their operations into "an entrepreneurial methodology of how students are learning with the entrepreneurial content of what they will learn."
Our Company, page 94

14. Please revise the second and third paragraphs on page 94 to indicate that the $24.2 million in revenue in 2020 and $13.9 million in revenue during the six months ended June 30,
         2021 represent pro forma amounts giving effect to the IPO acquisitions which have not yet been completed.
Our Conversion Model, page 121

15. We note your amended disclosure in response to comment 23, and reissue the comment in part:

                Please revise to clarify which of your businesses that contribute to your education revenue segment, including any such Pre-IPO Group or IPO Acquisitions businesses, are included in your calculations of "Marketing Cost
per Student" and    24
              Month Revenue per Student."

                We note that the graphic on page 123 depicting your student pathway indicates that
              1,326    [s]tudents pay for courses, camps, mentoring and
memberships.
              Yet according to the narrative disclosure provided on page 123, only one percent of these 1,326 students convert to paying students that pay for courses, camps, mentoring and memberships. Please advise or revise your disclosure accordingly.
Exhibits

16. Reference is made to Exhibit 23.2. The consent references Accountants Review Reports, dated September 17, 2021 and February 4, 2021, on the financial statements of University of Antelope Valley, Inc. for the six months then ended June 30, 2021 and 2020, respectively, in Genius Group Ltd.'s registration statement on Form F-1. However, it does not appear that these review reports or the financial statements of University of Antelope
         Valley, Inc. for the six months then ended June 30, 2021 and 2020, respectively, have been included in your filing. Please include these review reports and financial statements in your filing or as exhibits. Note that the age requirements in Item 8 of Form 20-F also apply to financial statements of this target acquisition.
General

17. We reissue comment 30, as your disclosure continues to focus primarily on GeniusU throughout several areas of the registration statement. For example, the Prospectus
         Overview begins with a discussion of the number of students in GeniusU, the MD&A
 Roger Hamilton
Genius Group Ltd.
November 15, 2021
Page 6
      Overview addresses only GeniusU, and the Business section continues to place significant focus on GeniusU including its particular curriculum, courses, products, and EdTech platform. It is unclear why you are focusing primarily on GeniusU given that GeniusU is only one of four businesses that are part of Genius Group Ltd, and that in the post-IPO company Genius U will be one of eight separate businesses with various business plans.
      In particular, we note that over 40% of your pro forma revenue for 2020 was from
      University of Antelope Valley, which suggests that your revenue going forward will come disproportionately from the university, but your disclosure about the university is minimal. Please substantially revise your prospectus throughout to present a comprehensive and balanced picture of the post-IPO company. In addition, we note throughout that you discuss disrupting the education industry and that your "entrepreneur education system" is present in all of the businesses that will be part of the post-IPO company. However, given the significant differences in each of the businesses, such as childcare for ages 0-5 in New Zealand, a small private school in South Africa with 500 students, and a small university in California, it is unclear how these businesses are related and why they would be part of one "entrepreneur education system" given the differences in focus and geography. To the extent that the company's focus is acquiring various private educational schools or facilities, but not integrating them into one system, please clearly state this fact and remove the disclosure suggesting that these companies are related or all use the same curriculum. Further, if the entrepreneurial education system relates only to GeniusU, please also make this clear. We have issued some related comments in our comment letter, but please note these comments are not exclusive and you should revise the registration statement thoroughly to present a balanced picture of the post-IPO company.
       You may contact Patrick Kuhn at 202-551-3308 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameRoger Hamilton
                                                             Division of
Corporation Finance
Comapany NameGenius Group Ltd.
                                                             Office of Trade &
Services
November 15, 2021 Page 6
cc:       Benjamin S. Reichel
FirstName LastName